(McDermott Will & Emery Letterhead)

Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich	Heidi Steele
New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Attorney at Law
hsteele@mwe.com
312.984.3624
October 17, 2006
VIA FACSIMILE AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mary K. Fraser

Re:	First Mercury Financial Corporation
Amendment No. 4 to Form S-1 Registration Statement
File No. 333-134573
Ladies and Gentlemen:
On behalf of our client, First Mercury Financial Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated October 12, 2006, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 4 to its Registration Statement on Form S-1 referenced above to address the Staff’s comments.
     Comment 1. Please include a recently dated accountant’s consent letter with your amended filing as required by Item 601 of Regulation S-K.
     Response. The Company has included as Exhibit 23.1 the accountant’s consent letter dated October 16, 2006 as you have requested.
     Comment 2. Please remove the auditor’s restriction at the bottom of the audit opinion, prior to the registration statement becoming effective.
     Response. The Company has removed the auditor’s restriction from the bottom of the audit opinion as you have requested.

October 17, 2006

     We have filed an acceleration request that requests that the Registration Statement become effective on October 17 at 4 p.m. Eastern Time. Please do not hesitate to contact the undersigned at (312) 984-3624 if you have further questions or comments.
Sincerely,
/s/ Heidi J. Steele
Enclosures

Cc:	Richard Smith
Louis Manetti, Glencoe Capital
Edward Best, Mayer Brown Rowe & Maw